SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 23, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON MAY 23, 2014, DRAWN UP IN SUMMARY FORMAT.

Corporate Registry (NIRE): 35300396090

1.         Date:              May 23, 2014.

2.         Time:              05:00 p.m.

3.         Venue:           Av. Brigadeiro Faria Lima, nº 3400 – 20º andar, in the city and state of São Paulo

4.         Attendance:   Benjamin Steinbruch, Antonio Francisco dos Santos, Yoshiaki Nakano, Fernando Perrone, Antonio Bernardo Vieira Maia, Aloysio Meirelles de Miranda Filho and Luis Felix Cardamone Neto – Board Members and Claudia Maria Sarti – General Secretary to the Board of Directors. Some of the board members attended the meeting through conference call.

5.         Agenda: 5.1 Company’s Share Buyback Program - The Board of Directors (“Board”) unanimously approved a new Share Buyback Program. Acquired shares will be held in treasury for subsequent sale or cancellation, in accordance with the provisions of article 3 of CVM Instruction 10/80, via transactions on Stock Exchange, using the following brokers: Itaú Corretora de Valores S.A.: Av. Brigadeiro Faria Lima, 3400 – 10º andar, in the city of São Paulo; BTG Pactual Corretora de Mercadorias Ltda.: Av. Brigadeiro Faria Lima, 3477 – 10º andar, in the city of São Paulo; and Itaú USA Securities Inc.: 767 5th  Avenue – 50th  Floor, in New York city. The program is limited to the acquisition of up to 58,326,161 shares issued by the Company. The effective period for the acquisition of shares starts on May 26, 2014 and ends on June 25, 2014, inclusively. The shares acquisition price shall not exceed their market price at the stock exchange. Pursuant to article 5 of CVM Instruction 10, of February 14, 1980, the company’s free float is 702,056,615 shares. The Company’s purpose is to maximize the creation of value to shareholders by means of an efficient capital structure management and the follow-up of market volatility. The Board of Directors entrust the Board of Executive Officers to implement the resolution taken herein, including the establishment of the most convenient date to start the share buyback program approved herein. 5.2 – Election of Executive Officer – The Board of Directors unanimous approved, in compliance with Article 19, item III, of the Bylaws, the election of Gustavo Henrique Santos de Sousa, Brazilian, divorced, business administrator, bearer of identity document (RG) number  1.373.689-SSP/RN, inscribed in the roll of individual taxpayer’s (CPF/MF) under number 018.831.394-06, with business address at Av. Brig. Faria Lima nº 3400, 20º andar, in the city and state of São Paulo, for the position of Executive Officer, responsible for the areas of controllership, tax planning and information technology, with term of office running through July 3, 2015, or until the investiture of his successor. Consequently, the Company’s Board of Executive Officer is now composed of Benjamin Steinbruch – Chief Executive Officer, Enéas Garcia Diniz – Executive Officer, Luis Fernando Barbosa Martinez – Executive Officer, Gustavo Henrique Santos de Sousa – Executive Officer, and David Moise Salama – Investor Relations Officer, all with term of office running through July 3, 2015, or until the investiture of their successors.

I hereby certify that the resolutions transcribed herein are faithful to the original minutes filed in the Company’s headquarters.

 COMPANHIA SIDERÚRGICA NACIONAL

__________________________________________

Claudia Maria Sarti

General Secretary to the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 23, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.